

Mail Stop 4561

December 23, 2008

By U.S. Mail and Facsimile to: (213) 235-3033

Alvin D. Kang
Chief Financial Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90010

> **Re:** **Nara Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 000-50245**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 52

Compensation Discussion and Analysis, page 12 of Definitive Proxy Statement on Schedule 14A

1.   You disclose on page 14 of your definitive proxy statement that the company

reviewed the California Banker's Association 2007 Compensation Survey to gauge compensation of comparable companies for purposes of your base salary determinations. In future filings, please identify the component companies of any survey used for determining any material element of compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2007 Grants of Plan-Based Awards Table, page 22 of Definitive Proxy Statement on Schedule 14A

2.   In footnote 1 on page 22 of your definitive proxy statement, you disclose that the performance units granted in 2007 vest based on the attainment of certain performance goals. In future filing, please describe all material terms of these awards, including the specific performance goals. Refer to Item 402(e)(1)(iii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 52

Certain Relationships and Related Transactions, page 24 of Definitive Proxy Statement on Schedule 14A

3.   In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender.

Item 15. Exhibits and Financial Statement Schedules, page 53

4.   We note your disclosure on page 16 of your definitive proxy statement regarding Ms. Kim's employment agreement with the company. Please explain why this agreement is not listed as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibits 31.1 and 31.2

Section 302 Certifications

5.   We note that paragraphs 4 and 5 of your certifications included as Exhibits 31.1 and 32.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications replace the word "registrant" with the word "Company". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4. Controls and Procedures

6.   It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective for each of the periods ending March 31, 2008, June 30, 2008 and September 30, 2008. Please tell us, and in future filings disclose, your officers' conclusions regarding the effectiveness of your disclosure controls and procedures for these periods as required by Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

Section 302 Certifications

7.   We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 32.2 to the Forms 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications add the word "quarterly" in paragraphs 2, 3 and 4, add the word "we" in paragraph 4 and delete the parenthetical in paragraph 4(d). In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel